

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2011

Via U.S. Mail and Fax (905) 248-3277
Mr. Damian O'Hara
Chief Executive Officer
Northern Minerals, Inc.
167 Caulder Drive
Oakville, Ontario, Canada L6J 4T2

> **Re: Larry O'Donnell, CPA, P.C. Audit Opinion**
> **Periodic Report on Form 8-K, Item 4.01**
> **Amended on January 6, 2011**
> **File No. 333-144840**

Dear Mr. O'Hara:

        We have completed our review of your filing and do not have any further comments at this time.

                        Sincerely,

                        Brad Skinner
                        Senior Assistant Chief Accountant